Exhibit 10.4

**Zimmer Holdings, Inc.**

2009 STOCK INCENTIVE PLAN
PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARD
GRANTED TO

AWARD RECIPIENT**:**

TARGET NUMBER OF RESTRICTED STOCK UNITS**:**

MAXIMUM NUMBER OF RESTRICTED STOCK UNITS**:**

AWARD DATE:

---

ZIMMER HOLDINGS, INC.
2009 STOCK INCENTIVE PLAN
PERFORMANCE-BASED
RESTRICTED STOCK UNIT AWARD FOR NON-U.S. EMPLOYEES

### 1. RSU AWARD

Under the terms of the Zimmer Holdings, Inc. 2009 Stock Incentive Plan (the "Plan"), the Compensation and Management Development Committee of the Board of Directors of Zimmer Holdings, Inc. (the "Committee") has granted to the Award Recipient on the Award Date an award of performance-based restricted stock units ("RSUs") over Zimmer Holdings, Inc. Common Stock, par value $0.01 per share ("Common Stock"), as designated herein subject to the terms, conditions, and restrictions set forth in this agreement (this "RSU Award"). The purposes of this RSU Award are to motivate and retain the Award Recipient as an employee of Zimmer Holdings, Inc. (the "Company") or a subsidiary of the Company, to encourage the Award Recipient to continue to give best efforts for the Company's future success, and to further the opportunity for stock ownership by the Award Recipient in order to increase the Award Recipient's proprietary interest in the Company. Each RSU represents an unfunded, unsecured promise by the Company to deliver one share of Common Stock, subject to certain performance-based and time-based vesting requirements and the other restrictions, terms and conditions contained in this agreement. Except as may be required by law, the Award Recipient is not required to make any payment (other than payments for Tax-Related Items pursuant to Section 7 hereof) or provide any consideration other than the rendering of future services to the Company or a subsidiary of the Company.

### 2. GENERAL

(a) No RSUs shall be earned unless and until the Committee shall have determined the extent to which the performance criteria set forth in Annex A hereto have been met with respect to the Performance Period.

(b) The grant of RSUs does not entitle the Award Recipient to any rights of a holder of Common Stock, including dividends or voting rights. The rights of the Award Recipient with respect to an RSU shall remain forfeitable at all times prior to the lapse of the Restriction Period for that RSU.

(c) Neither the RSUs nor any interest therein may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, and any such purported sale, assignment, transfer, pledge, hypothecation or other disposition shall be void and unenforceable against the Company.

## 3. PERFORMANCE AND TIME-BASED VESTING

Except as otherwise provided in this Section 3 and Section 4 below, an RSU granted in this RSU Award shall be subject to the restrictions and conditions set forth herein during the period from the Award Date until such RSU becomes vested and nonforfeitable (the "Restriction Period").

(a) As soon as practicable following the availability of audited results of the Company for fiscal year 20__ (the "Performance Period"), the Committee shall determine whether and the extent to which the performance criteria in Annex A have been satisfied and the number of RSUs earned (the "Earned RSUs"). The date on which the Committee makes its determination is hereinafter referred to as the "Determination Date".

(b) Except as otherwise set forth in Section 4 below, one third of the Earned RSUs granted in this RSU Award shall become vested and nonforfeitable on the second anniversary of the Award Date provided the Award Recipient has been continuously employed by the Company or a subsidiary of the Company since the Award Date; an additional third of the Earned RSUs granted in this RSU Award shall become vested and nonforfeitable on the third anniversary of the Award Date provided the Award Recipient has been continuously employed by the Company or a subsidiary of the Company since the Award Date; and the final third of the Earned RSUs granted in this RSU Award shall become vested and nonforfeitable on the fourth anniversary of the Award Date provided the Award Recipient has been continuously employed by the Company or a subsidiary of the Company since the Award Date.

## 4. RESTRICTIONS AND FORFEITURES

(a) Except as set forth below, if the Award Recipient terminates employment with the Company or a subsidiary for any reason other than retirement or death before all of the Earned RSUs have become vested, the Earned RSUs that are not already vested as of the termination date shall be forfeited. If after the Award Recipient has been continuously employed for one year or more from the Award Date, the Award Recipient terminates employment with the Company or a subsidiary on account of retirement or death, the restrictions with respect to all unvested Earned RSUs granted in this RSU Award shall be waived and the Earned RSUs will be deemed fully vested. In the event of the termination of an Award Recipient's employment by the Company, other than for cause, retirement or death, after the Award Recipient has been continuously employed for one year or more from the Award Date, a pro rata portion of the Earned RSUs granted in this RSU Award shall be deemed vested as shown in Annex B to this agreement. Such pro rata portion shall include the portion, if any, of this RSU Award already vested under the terms of this agreement. "Retirement" shall mean the Award Recipient's termination of employment with the Company or a subsidiary on or after (i) the Award Recipient's 65th birthday, (ii) the Award Recipient's 55th birthday after having completed ten years of service with the Company or any of its subsidiaries, or (iii) the date the sum of the Award Recipient's attained age (expressed as a whole number) plus completed years of service (expressed as a whole number) plus one (1) equals at least 70 and the Award Recipient has completed ten years of service with the Company or any of its subsidiaries and the Award Recipient's employment terminates for any reason other than death, resignation, willful misconduct, or activity deemed detrimental to the interest of the Company and, where applicable, the Award Recipient has executed a general release and/or a covenant not to compete and/or not to solicit as required by the Company. "Cause" shall mean termination by the Company of the Award Recipient's employment upon the willful and continued failure by the Award Recipient to substantially perform the Award Recipient's duties with the Company (other than any such a failure resulting from the Award Recipient's incapacity due to physical or mental illness) for a period of at least 30 days after a written demand for substantial performance is delivered to the Award Recipient, which demand specifically identifies the manner in which the Award Recipient has not substantially performed the Award Recipient's duties, or the willful engaging by the Award Recipient in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. No act, or failure to act, on the Award Recipient's part shall be deemed willful unless done, or omitted to be done, by the Award Recipient not in good faith and without reasonable belief that the Award Recipient's act, or failure to act, was in the best interest of the Company. Except as provided in Section 17, in the event of special circumstances as determined by the Committee, the Committee may, in its sole discretion where it finds that a waiver would be in the best interests of the Company, waive any time-based restrictions then remaining with respect to all or part of the Earned RSUs and accelerate the vesting with regard to the Earned RSUs. For the purposes of this RSU Award, service with Bristol-Myers Squibb Company and its subsidiaries and affiliates (collectively, "Bristol-Myers Squibb") before the effective date of the Plan shall be included as service with the Company; provided that the Award Recipient was employed by Bristol-Myers Squibb on August 5, 2001 and has been continuously employed by the Company or a subsidiary of the Company since August 6, 2001.

(b) In the event that the Award Recipient fails promptly to pay or make satisfactory arrangements as to the Tax-Related Items as provided in Section 7, all unvested Earned RSUs shall be forfeited by the Award Recipient.

(c) (i) A transfer of an Award Recipient's employment from the Company to a subsidiary, or vice versa, or from one subsidiary to another, (ii) a leave of absence, duly authorized in writing by the Company, for military service or sickness or for any other purpose approved by the Company if the period of such leave does not exceed ninety (90) days, and (iii) a leave of absence in excess of ninety (90) days, duly authorized in writing, by the Company, provided the Award Recipient's right to reemployment is guaranteed either by a statute or by contract, shall not be deemed a termination of employment. However, failure of the Award Recipient to return to the employ of the Company at the end of an approved leave of absence shall be deemed a termination. During a leave of absence as defined in (ii) or (iii), the Award Recipient will be considered to have been continuously employed by the Company.

(d) The Award Recipient may, at any time prior to the expiration of the Performance Period or the Restriction Period, waive all rights with respect to earning all or some of the RSUs covered by this RSU Award by delivering to the Company a written notice of such waiver.

## 5. ISSUANCE OF SHARES

The stock certificate(s), if any, evidencing the shares issued upon vesting of Earned RSUs shall be registered on the Company's books in the name of the Award Recipient within 60 days after the lapse of the Restriction Period for those Earned RSUs.

The Company shall not be required to issue or deliver any certificate or certificates for shares of its Common Stock upon the end of the Restriction Period prior to (i) the admission of such shares to listing on any stock exchange on which the stock may then be listed, (ii) the completion of any registration or other qualification of such shares under any state or federal law or rulings or regulations of any governmental regulatory body, or (iii) the obtaining of any consent or approval or other clearance from any governmental agency, which the Company shall, in its sole discretion, determine to be necessary or advisable.

## 6. DEATH OF AWARD RECIPIENT

In the event of the Award Recipient's death prior to the delivery of shares issuable pursuant to vested Earned RSUs, such shares shall be delivered to the Award Recipient's estate, upon presentation to the Committee of letters testamentary or other documentation satisfactory to the Committee.

## 7. RESPONSIBILITY FOR TAXES

Regardless of any action the Company or the Award Recipient's actual employer (the "Employer") takes with respect to any or all income tax (including federal, state and local taxes), social insurance, payroll tax, payment on account or other tax-related items related to the Award Recipient's participation in the Plan and legally applicable to the Award Recipient or deemed by the Company or the Employer to be appropriate charge to the Award Recipient even if technically due by the Company or the Employer ("Tax-Related Items"), the Award Recipient acknowledges that the ultimate liability for all Tax-Related Items is and remains the Award Recipient's responsibility and may exceed the amount actually withheld by the Company or the Employer. The Award Recipient further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including the grant of the RSU Award, the vesting or settlement of the RSUs, the conversion of the RSUs into shares of Common Stock, the subsequent sale of any shares acquired at vesting and the receipt of any dividends or dividend equivalents; and (ii) do not commit to, and are under no obligation to, structure the terms of the grant or any aspect of the RSU Award to reduce or eliminate the Award Recipient's liability for Tax-Related Items or achieve any particular result. Further, if the Award Recipient has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable event, the Award Recipient acknowledges that the Company or the Employer (or former Employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, the Award Recipient shall pay, or make adequate arrangements satisfactory to the Company or to the Employer (in their sole discretion) to satisfy all Tax-Related Items. In this regard and, if permissible under local law, the Award Recipient authorizes the Company and/or the Employer, at their discretion, to satisfy the obligations with respect to all Tax-Related Items in one or a combination of the following:

(a) requiring the Award Recipient to pay an amount necessary to pay the Tax-Related Items directly to the Company (or the Employer) in the form of cash, check or other cash equivalent;

(b) withholding such amount from wages or other cash compensation payable to the Award Recipient by the Company and/or the Employer;

(c) withholding from proceeds of the sale of shares to be issued upon vesting/settlement of the RSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on the Award Recipient's behalf pursuant to this authorization or such other authorization as the Award Recipient may be required to provide to the Company or BNY Mellon (or any other designated broker)); or

(d) withholding in shares to be issued upon vesting/settlement of the RSUs.

To avoid negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates and the Award Recipient agrees that the amount withheld may exceed the Award Recipient's actual liability. If the obligation for Tax-Related Items is satisfied by withholding in shares, for tax purposes, the Award Recipient is deemed to have been issued the full number of shares subject to the vested RSUs, notwithstanding that a number of the shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of the Award Recipient's participation in the Plan.

Finally, the Award Recipient shall pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Award Recipient's participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to issue or deliver the shares or the proceeds of the sale of shares, if the Award Recipient fails to comply with the Award Recipient's obligations in connection with the Tax-Related Items.

8. NATURE OF GRANT

In accepting the RSUs, the Award Recipient acknowledges, understands and agrees that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and may be modified, amended, suspended or terminated by the Company at any time, as provided in the Plan;

(b) the RSU Award is voluntary and occasional and does not create any contractual or other right to receive future awards of RSUs, or benefits in lieu of RSUs even if RSUs have been awarded repeatedly in the past;

(c) all decisions with respect to future RSU Awards, if any, will be at the sole discretion of the Company;

(d) the Award Recipient's participation in the Plan is voluntary;

(e) the RSU Award and the shares subject to the RSUs are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or to the Employer, and which are outside the scope of the Award Recipient's employment contract, if any;

(f) the RSU Award and the shares subject to the RSUs are not intended to replace any pension rights or compensation;

(g) the RSU Award and the shares subject to the RSU Award are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(h) the RSU Award and the Award Recipient's participation in the Plan will not be interpreted to form an employment contract or relationship with the Company or any subsidiary;

(i) the future value of the shares underlying the RSUs is unknown and cannot be predicted with certainty;

(j) no claim or entitlement to compensation or damages arises from forfeiture of the RSUs resulting from termination of the Award Recipient's employment with the Company or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and in consideration of the grant of the RSUs to which the Award Recipient is not otherwise entitled, the Award Recipient irrevocably agrees never to institute any claim against the Company or the Employer, waives his or her ability, if any, to bring such claim, and releases the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, the Award Recipient shall be deemed irrevocably to have agreed not to pursue such claim and agreed to execute any and all documents necessary to request dismissal or withdrawal of such claims; and

(k) in the event of termination of the Award Recipient's employment as described in Section 4(a) above, the Award Recipient's right to vest in RSUs under the Plan, if any, will terminate effective as of the date that the Award Recipient is no longer actively employed and will not be extended by any notice period mandated under local law (*e.g.*, active employment would not include a period of "garden leave" or similar period pursuant to local law); the Committee shall have the exclusive jurisdiction to determine when the Award Recipient is no longer actively employed for purposes of the RSU Award.

9. <u>NO ADVICE REGARDING GRANT</u>

The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Award Recipient's participation in the Plan, or the Award Recipient's acquisition or sale of the underlying shares. The Award Recipient is hereby advised to consult with his/her own personal tax, legal and financial advisors regarding the Award Recipient's participation in the Plan before taking any action related to the Plan.

10. <u>DATA PRIVACY</u>

*The Award Recipient hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Award Recipient's personal data as described in this agreement and any other RSU Award materials by and among, as applicable, the Employer, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing the Award Recipient's participation in the Plan.*

*The Award Recipient understands that the Company and the Employer may hold certain personal information about the Award Recipient, including, but not limited to, the Award Recipient's name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all RSUs or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in the Award Recipient's favor, for the exclusive purpose of implementing, administering and managing the Plan ("Data").*

*The Award Recipient understands that Data will be transferred to BNY Mellon or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. The Award Recipient understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients' country (e.g., the United States) may have different data privacy laws and protections than the Award Recipient's country. The Award Recipient understands that the Award Recipient may request a list with the names and addresses of any potential recipients of the Data by contacting the Award Recipient's local human resources representative. The Award Recipient authorizes the Company, BNY Mellon and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing the Award Recipient's participation in the Plan. The Award Recipient understands that Data will be held only as long as is necessary to implement, administer and manage the Award Recipient's participation in the Plan. The Award Recipient understands that he/she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Award Recipient's local human resources representative. The Award Recipient understands, however, that refusing or withdrawing his/her consent may affect the Award Recipient's ability to participate in the Plan. For more information on the consequences of the Award Recipient's refusal to consent or withdrawal of consent, the Award Recipient understands that he/she may contact his/her local human resources representative.*

11. <u>CHANGE IN CONTROL</u>

Under certain circumstances, if the Award Recipient's employment with the Company or one of its subsidiaries terminates during the three year period following a change in control of the Company, this RSU Award may be deemed vested. Please refer to the Plan for more information.

12. <u>CHANGES IN CAPITALIZATION</u>

If prior to the expiration of the Restriction Period changes occur in the outstanding Common Stock by reason of stock dividends, recapitalization, mergers, consolidations, stock splits, combinations or exchanges of shares and the like, the number and class of shares subject to this RSU Award shall be appropriately adjusted by the Committee, whose determination shall be conclusive. If as a result of any adjustment under this paragraph any Award Recipient should become entitled to a fractional share of stock, the Award Recipient shall have the right only to the adjusted number of full shares and no payment or other adjustment will be made with respect to the fractional share so disregarded.

## 13. NOTICE

Until the Award Recipient is advised otherwise by the Committee, all notices and other correspondence with respect to this RSU Award will be effective upon receipt at the following address:

Compensation and Management Development Committee of the Board of Directors of Zimmer Holdings, Inc.
Zimmer Holdings, Inc.
345 East Main Street
Post Office Box 708
Warsaw, Indiana 46581-0708
U.S.A.

## 14. NO ADDITIONAL RIGHTS

Except as explicitly provided in this agreement, this agreement will not confer any rights upon the Award Recipient, including any right with respect to continuation of employment by the Company or any of its subsidiaries or any right to future awards under the Plan. In no event shall the value, at any time, of this agreement, the Common Stock covered by this agreement or any other benefit provided under this agreement be included as compensation or earnings for purposes of any other compensation, retirement, or benefit plan offered to employees of the Company or its subsidiaries unless otherwise specifically provided for in such plan.

## 15. BREACH OF RESTRICTIVE COVENANTS

As a condition of receiving this RSU Award, the Award Recipient has entered into a non-disclosure, non-solicitation and/or non-competition agreement with the Company. The Company may, at its discretion, require execution of a restated non-disclosure, non-solicitation and/or non-competition agreement as a condition of receiving the RSU Award. Should the Award Recipient decline to sign such a restated agreement as required by the Company and, therefore, forego receiving the RSU Award, the Award Recipient's most recently signed non-disclosure, non-solicitation and/or non-competition agreement shall remain in full force and effect. The Award Recipient understands and agrees that if he or she violates any provision of any such agreement that remains in effect at the time of the violation, the Committee may require the Award Recipient to forfeit his or her right to any unvested portion of the RSU Award and, to the extent that any portion of the RSU Award has previously vested, the Committee may require the Award Recipient to return to the Company the shares covered by the RSU Award or any cash proceeds received by the Award Recipient upon the sale of such shares.

## 16. CONSENT TO ELECTRONIC DELIVERY

The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Award Recipient hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

## 17. CODE SECTION 409A COMPLIANCE

To the extent applicable, it is intended that the Plan and this agreement comply with the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. The RSUs granted in this RSU Award are intended to be short-term deferrals exempt from Code Section 409A, but in the event that any portion of this RSU Award constitutes deferred compensation within the meaning of Code Section 409A, then the issuance of Common Stock covered by an RSU award shall conform to the Code Section 409A standards, including, without limitation, the requirement that no payment on account of separation from service will be made to any specified employee (within the meaning of Code Section 409A) until six months after the separation from service occurs, and the prohibition against acceleration of vesting, which means that the Committee does not have the authority under Section 4(a) to waive the restrictions and accelerate vesting of this RSU Award in the event that any portion of it constitutes deferred compensation within the meaning of Code Section 409A. Any provision of the Plan or this agreement that would cause this RSU Award to fail to satisfy any applicable requirement of Code Section 409A shall have no force or effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by Code Section 409A.

18. CONSTRUCTION AND INTERPRETATION

The Board of Directors of the Company (the "Board") and the Committee shall have full authority and discretion, subject only to the express terms of the Plan, to decide all matters relating to the administration and interpretation of the Plan and this agreement and all such Board and Committee determinations shall be final, conclusive, and binding upon the Award Recipient and all interested parties. The terms and conditions set forth in this agreement are subject in all respects to the terms and conditions of the Plan, as amended from time to time, which shall be controlling. This agreement contains the entire understanding of the parties and may not be modified or amended except in writing duly signed by the parties. The waiver of, or failure to enforce, any provision of this agreement or the Plan by the Company will not constitute a waiver by the Company of the same provision or right at any other time or a waiver of any other provision or right. The various provisions of this agreement are severable and any determination of invalidity or unenforceability of any provision shall have no effect on the remaining provisions. This agreement will be binding upon and inure to the benefit of the successors, assigns, and heirs of the respective parties. The validity and construction of this agreement shall be governed by the laws of the State of Indiana, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this agreement to the substantive law of another jurisdiction. If the Award Recipient has received this agreement or any other document related to the Plan translated into a language other than English and if meaning of the translated version is different from the English version, the English version will control.

19. SEVERABILITY

In the event any provision of this agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of this agreement, and this agreement shall be construed and enforced as if such illegal or invalid provision had not been included.

20. COMPLIANCE WITH LAWS AND REGULATIONS

Notwithstanding any other provisions of this agreement, the Award Recipient understands that the Company will not be obligated to issue any Common Stock pursuant to the vesting of the RSUs if the issuance of such Common Stock shall constitute a violation by the Award Recipient or the Company of any provision of law or regulation of any governmental authority. Any determination by the Company in this regard shall be final, binding and conclusive.

21. ADDENDUM

The Award Recipient's RSU Award shall be subject to any special provisions set forth in the Addendum to this agreement for the Award Recipient's country, if any. If the Award Recipient relocates to one of the countries included in the Addendum during the life of the RSU Award, the special provisions for such country shall apply to the Award Recipient, to the extent the Company determines that the application of such provisions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Addendum, if any, constitutes part of the RSU Award.

22. IMPOSITION OF OTHER REQUIREMENTS

The Company reserves the right to impose other requirements on the Award Recipient's participation in the Plan, on the RSU Award and on any shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require the Award Recipient to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

ZIMMER HOLDINGS, INC.

By:

Chad F. Phipps
Senior Vice President,
General Counsel and Secretary

PERFORMANCE CRITERIA

The number of RSUs that may be earned with respect to the RSU Award shall be determined based upon the Company's adjusted earnings per share for the Performance Period. The number of Earned RSUs expressed as a percentage of the maximum number of RSUs shall be determined by reference to the following payout matrix:

| Actual Performance as a Percentage of Targeted Performance * | Adjusted Earnings Per Share** for the Performance Period | Percentage of Maximum Award Earned* |
|---|---|---|
| Less than 85% | Less than $ | None |
| Minimum 85% | $ | 33.33% |
| Target 100% | $ | 66.67% |
| Maximum 115% | $ | 100.00% |

---

\*     Linear interpolations between specified percentages.

\*\*    Adjusted earnings per share means earnings per diluted share adjusted to exclude the effects of certain items or events that impact reported results during the Performance Period, as approved by the Committee in accordance with Section 6 of the Plan.

| Months Completed After Award Date | Percent of Earned RSUs Vested |
|---|---|
| 12 | 0.000% |
| 13 | 2.778% |
| 14 | 5.556% |
| 15 | 8.333% |
| 16 | 11.111% |
| 17 | 13.889% |
| 18 | 16.667% |
| 19 | 19.444% |
| 20 | 22.222% |
| 21 | 25.000% |
| 22 | 27.778% |
| 23 | 30.556% |
| 24 | 33.333% |
| 25 | 36.111% |
| 26 | 38.889% |
| 27 | 41.667% |
| 28 | 44.444% |
| 29 | 47.222% |
| 30 | 50.000% |
| 31 | 52.778% |
| 32 | 55.556% |
| 33 | 58.333% |
| 34 | 61.111% |
| 35 | 63.889% |
| 36 | 66.667% |
| 37 | 69.444% |
| 38 | 72.222% |
| 39 | 75.000% |
| 40 | 77.778% |
| 41 | 80.556% |
| 42 | 83.333% |
| 43 | 86.111% |
| 44 | 88.889% |
| 45 | 91.667% |
| 46 | 94.444% |
| 47 | 97.222% |
| 48 | 100.000% |


**Addendum**
**ZIMMER HOLDINGS, INC.**
**SPECIAL PROVISIONS FOR RSUs IN CERTAIN COUNTRIES**


This Addendum includes additional country-specific terms that apply to residents in the countries listed below. This Addendum is part of the agreement. Unless otherwise provided below, capitalized terms used but not defined herein shall have the same meanings assigned to them in the Plan and the agreement.

This Addendum also includes information of which the Award Recipient should be aware with respect to his or her participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of March 2011. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Award Recipient not rely on the information noted herein as the only source of information relating to the consequences of his or her participation in the Plan because the information may be out of date at the time the Award Recipient's RSUs vest or the Award Recipient sells shares of Common Stock acquired under the Plan.

In addition, the information is general in nature and may not apply to the Award Recipient's particular situation, and the Company is not in a position to assure the Award Recipient of any particular result. Accordingly, the Award Recipient is advised to seek appropriate professional advice as to how the relevant laws in the Award Recipient's country may apply to his or her situation.

Note that if the Award Recipient is a citizen or resident of a country other than the country in which he or she is working, or transfers employment after the RSUs are granted to him or her, or is considered a resident of another country for local law purposes, the information contained in this Addendum may not be applicable to the Award Recipient, and the Company shall, in its discretion, determine to what extent the terms and conditions or notifications contained herein shall be applicable to the Award Recipient.


**Australia**


**Australian Addendum.** The RSUs and the Award Recipient's right to participate in the Plan are granted pursuant to the Australian Addendum and are subject to the terms and conditions as stated in the Australian Addendum, the Plan and the agreement.

**Securities Law Information.** If the Award Recipient acquires shares of Common Stock pursuant to his or her RSUs and the Award Recipient offers his or her shares of Common Stock for sale to a person or entity resident in Australia, the Award Recipient's offer may be subject to disclosure requirements under Australian law. The Award Recipient should obtain legal advice on his or her disclosure obligations prior to making any such offer.


**Austria**


**Consumer Protection Notification for Austria.** The Award Recipient is aware that he or she may be entitled to revoke his or her acceptance of the RSU grant from the Company (the "Agreement") on the basis of the Austrian Consumer Protection Act according to the following conditions:

(i) The revocation must be made within one week of the day the Award Recipient previously accepted the Agreement.

(ii) The revocation must be in written form to be valid. It is sufficient if the Award Recipient returns the Agreement to the Company or the Company's representative with language that can be understood as his or her refusal to conclude or honor the Agreement. It is sufficient if the revocation is sent within the period discussed above.

## Belgium

There are no country-specific provisions.

## Brazil

**Compliance with Laws.** By accepting the RSUs, the Award Recipient agrees that he or she will comply with Brazilian law when he or she vests in the RSUs or sells shares of Common Stock. The Award Recipient also agrees to report and pay any and all taxes associated with the vesting of the RSUs, the sale of the shares of Common Stock acquired pursuant to the Plan and the receipt of any dividends.

## Canada

**Settlement of RSUs.** RSUs will be settled in shares of Common Stock only, not cash.

**Securities Law Information.** The Award Recipient acknowledges and agrees that he or she will only sell shares of Common Stock acquired through participation in the Plan outside of Canada through the facilities of a stock exchange on which the Common Stock is listed. Currently, the shares of Common Stock are listed on the New York Stock Exchange.

**Data Privacy.** This provision supplements Section 10 of the agreement:

The Award Recipient hereby authorizes the Company, the Employer and their representatives to discuss with and obtain all relevant information from all personnel, professional or not, involved in the administration and operation of the Plan. The Award Recipient further authorizes the Company and its subsidiaries to disclose and discuss the Plan with their advisors. The Award Recipient further authorizes the Company and its subsidiaries to record such information and to keep such information in the Award Recipient's employee file.

**Termination of Employment.** This provision replaces Section 8(k) of the agreement:

In the event of the Award Recipient's termination of employment for any reason (whether or not in breach of local labor laws), the Award Recipient's right to vest in the RSUs will terminate effective as of the date that is the earlier of (1) the date the Award Recipient receives notice of termination of employment from the Employer or (2) the date the Award Recipient is no longer actively providing service, regardless of any notice period or period of pay in lieu of such notice required under applicable laws (including, but not limited to statutory law, regulatory law and/or common law); the Company shall have the exclusive discretion to determine when the Award Recipient is no longer actively employed for purposes of the RSUs.

**(Quebec Only) Language Acknowledgment**

The parties acknowledge that it is their express wish that this agreement, including this Addendum, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be provided to them in English.

*Consentement relatif à la langue utilisée. Les parties reconnaissent avoir expressément souhaité que la convention («Agreement») ainsi que cette Annexe, ainsi que tous les documents, avis et procédures judiciares, éxécutés, donnés ou intentés en vertu de, ou liés directement ou indirectement à la présente convention, soient rédigés en langue anglaise.*

## China

**Settlement of RSUs and Sale of Common Stock.** Due to local regulatory requirements, upon the vesting of the RSUs, the Award Recipient agrees to the immediate sale of any shares of Common Stock to be issued to him or her upon vesting and settlement of the RSUs. The Award Recipient further agrees that the Company is authorized to instruct its designated broker to assist with the mandatory sale of such shares of Common Stock (on his or her behalf pursuant to this authorization) and the Award Recipient expressly authorizes the Company's designated broker to complete the sale of such shares of Common Stock. The Award Recipient acknowledges that the Company's designated broker is under no obligation to arrange for the sale of the shares of Common Stock at any particular price. Upon the sale of the shares of Common Stock, the Company agrees to pay the Award Recipient the cash proceeds from the sale of the Common Stock, less any brokerage fees or commissions and subject to any obligation to satisfy Tax-Related Items. The Award Recipient acknowledges that he or she is not aware of any material nonpublic information with respect to the Company or any securities of the Company as of the date of this agreement.

**Exchange Control Information**. The Award Recipient understands and agrees that, due to exchange control laws in China, if the Award Recipient is a PRC citizen he or she will be required to immediately repatriate to China the cash proceeds from the immediate sale of the shares of Common Stock issued upon the vesting/settlement of the RSUs. The Award Recipient further understands that, under local law, such repatriation of the cash proceeds may need to be effectuated through a special exchange control account established by the Company or any of its subsidiaries, and the Award Recipient hereby consents and agrees that the proceeds from the sale of shares of Common Stock acquired under the Plan may be transferred to such special account prior to being delivered to the Award Recipient. The Award Recipient further agrees to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in China.

Due to fluctuations in the Common Stock trading price and/or the US dollar/PRC exchange rate between the vesting/sale date and (if later) when the sale proceeds can be converted into local currency, the sale proceeds that the Award Recipient receives may be more or less than the market value of the Common Stock on the vesting/sale date. The Award Recipient understands and agrees that the Company is not responsible for the amount of any loss he or she may incur and that the Company assumes no liability for any fluctuations in the Common Stock price and/or the US dollar/PRC exchange rate.

If the Award Recipient is not a PRC citizen, the above requirements will not apply to the Award Recipient.


**Czech Republic**


There are no country-specific provisions.


**EU Member States**


**Labor Laws**. This provision supplements Section 4(a) of the agreement.

Notwithstanding the foregoing, if the EU Employment Equality Directive has been implemented in the Award Recipient's country of employment or residence and if the Company receives a legal opinion that there has been a legal judgment and/or legal development in the Award Recipient's jurisdiction that likely would result in the favorable treatment that applies to the RSUs under the Plan being deemed unlawful and/or discriminatory, the provision regarding termination of employment due to Retirement shall not be applicable to the Award Recipient.


**Finland**


There are no country-specific provisions.


**Germany**


There are no country-specific provisions.

## India

There are no country-specific provisions.

## Ireland

**Director Notification Obligation.** If the Award Recipient is a director, shadow director, or secretary of an Irish subsidiary, he or she is subject to certain notification requirements under the Companies Act, 1990. Among these requirements is an obligation to notify the Irish subsidiary in writing when the Award Recipient receives an interest (*e.g*., RSUs, Common Stock) in the Company and the number and class of shares of Common Stock or rights to which the interest relates. In addition, the Award Recipient must notify the Irish subsidiary when he or she sells Common Stock acquired under the Plan. This disclosure requirement also applies to any rights or shares of Common Stock acquired by the Award Recipient's spouse or child(ren) (under the age of 18).

## Israel

**Settlement of RSUs and Sale of Common Stock.** Due to local regulatory requirements, upon the vesting of the RSUs, the Award Recipient agrees to the immediate sale of any shares of Common Stock to be issued to him or her upon vesting and settlement of the RSUs. The Award Recipient further agrees that the Company is authorized to instruct its designated broker to assist with the mandatory sale of such shares of Common Stock (on his or her behalf pursuant to this authorization) and the Award Recipient expressly authorizes the Company's designated broker to complete the sale of such shares of Common Stock. The Award Recipient acknowledges that the Company's designated broker is under no obligation to arrange for the sale of the shares of Common Stock at any particular price. Upon the sale of the shares of Common Stock, the Company agrees to pay the Award Recipient the cash proceeds from the sale of the Common Stock, less any brokerage fees or commissions and subject to any obligation to satisfy Tax-Related Items. The Award Recipient acknowledges that he or she is not aware of any material nonpublic information with respect to the Company or any securities of the Company as of the date of this agreement.

## Italy

**Data Privacy Notice.** This section replaces Section 10 of the agreement.

The Award Recipient understands that the Company and the Employer are the privacy representatives of the Company in Italy and may hold certain personal information about the Award Recipient, including, but not limited to, the Award Recipient's name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company or any subsidiaries, details of all RSUs or any other entitlement to Common Stock awarded, canceled, vested, unvested or outstanding in the Award Recipient's favor, and that the Company and the Employer will process said data and other data lawfully received from third parties ("Personal Data") for the exclusive purpose of managing and administering the Plan and complying with applicable laws, regulations and Community legislation. The Award Recipient also understands that providing the Company with Personal Data is mandatory for compliance with laws and is necessary for the performance of the Plan and that the Award Recipient's denial to provide Personal Data would make it impossible for the Company to perform its contractual obligations and may effect the Award Recipient's ability to participate in the Plan. The Award Recipient understands that Personal Data will not be publicized, but it may be accessible by the Employer as the privacy representative of the Company and within the Employer's organization by its internal and external personnel in charge of processing, and by BNY Mellon or any other data processor appointed by the Company. The updated list of processors and of the subjects to which Data are communicated will remain available upon request from the Employer. Furthermore, Personal Data may be transferred to banks, other financial institutions or brokers involved in the management and administration of the Plan. The Award Recipient understands that Personal Data may also be transferred to the independent registered public accounting firm engaged by the Company, and also to the legitimate addressees under applicable laws. The Award Recipient further understands that the Company and its subsidiaries will transfer Personal Data amongst themselves as necessary for the purpose of implementation, administration and management of the Award Recipient's participation in the Plan, and that the Company and its subsidiaries may each further transfer Personal Data to third parties assisting the Company in the implementation, administration and management of the Plan, including any requisite transfer of Personal Data to BNY Mellon or other third party with whom you may elect to deposit any shares of Common Stock acquired under the Plan or any proceeds from the sale of such Common Stock. Such recipients may receive, possess, use, retain and transfer Personal Data in electronic or other form, for the purposes of implementing, administering and managing the Award Recipient's participation in the Plan. The Award Recipient understands that these recipients may be acting as controllers, processors or persons in charge of processing, as the case may be, according to applicable privacy laws, and that they may be located in or outside the European Economic Area, such as in the United States or elsewhere, in countries that do not provide an adequate level of data protection as intended under Italian privacy law.

Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the Plan, it will delete Personal Data as soon as it has accomplished all the necessary legal obligations connected with the management and administration of the Plan.

The Award Recipient understands that Personal Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Personal Data is collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/2003.

The processing activity, including the communication and transfer of Personal Data abroad, including outside of the European Economic Area, as specified herein and pursuant to applicable laws and regulations, does not require the Award Recipient's consent thereto as the processing is necessary to the performance of law and contractual obligations related to implementation, administration and management of the Plan. The Award Recipient understands that, pursuant to section 7 of the Legislative Decree no. 196/2003, the Award Recipient has the right at any moment to, including, but not limited to, obtain confirmation that Personal Data exists or not, access, verify its contents, origin and accuracy, delete, update, integrate, correct, blocked or stop, for legitimate reason, the Personal Data processing. To exercise privacy rights, the Award Recipient should contact the Employer. Furthermore, the Award Recipient is aware that Personal Data will not be used for direct marketing purposes. In addition, Personal Data provided can be reviewed and questions or complaints can be addressed by contacting the Award Recipient's human resources department.

**Plan Document Acknowledgment.** By accepting the RSUs, the Award Recipient acknowledges that he or she has received a copy of the Plan, reviewed the Plan, the agreement and this Addendum in their entirety and fully understand and accepts all provisions of the Plan, the agreement and this Addendum.

In addition, the Award Recipient further acknowledges that he or she has read and specifically and expressly approves without limitation the following clauses in the agreement: Section 7 (Responsibility for Taxes); Section 8 (Nature of Grant); Section 9 (No Advice Regarding Grant); Section 10 (Data Privacy); Section 14 (No Additional Rights); Section 16 (Consent to Electronic Delivery); Section 18 (Construction and Interpretation); Section 19 (Severability); Section 20 (Compliance with Laws and Regulations); Section 21 (Addendum); and Section 22 (Imposition of Other Requirements).


**Japan**


There are no country-specific provisions.


**Korea**


There are no country-specific provisions.


14


<center>**Malaysia**</center>

**Insider Trading Notification.** The Award Recipient should be aware of the Malaysian insider-trading rules, which may impact his or her acquisition or disposal of shares of Common Stock or RSUs under the Plan. Under the Malaysian insider-trading rules, the Award Recipient is prohibited from acquiring or selling shares of Common Stock or rights to Common Stock (*e.g.*, RSUs) when in possession of information which is not generally available and which he or she knows or should know will have a material effect on the price of Common Stock once such information is generally available.

**Director Notification Obligation.** If the Award Recipient is a director of the Company's Malaysian subsidiary, he or she is subject to certain notification requirements under the Malaysian Companies Act. Among these requirements is an obligation to notify the Malaysian subsidiary in writing when he or she receives or disposes of an interest (*e.g.*, RSUs or shares of Common Stock) in the Company or any related company. Such notifications must be made within 14 days of receiving or disposing of any interest in the Company or any related company.

<center>**Mexico**</center>

**Acknowledgement of the Agreement.** By accepting the RSUs, the Award Recipient acknowledges that he or she has received a copy of the Plan and the agreement, including this Addendum, which he or she has reviewed. The Award Recipient further acknowledges that he or she accepts all the provisions of the Plan and the agreement, including this Addendum. The Award Recipient also acknowledges that he or she has read and specifically and expressly approves the terms and conditions set forth in the "Nature of Award" section of the agreement, which clearly provide as follows:

(1)  The Award Recipient's participation in the Plan does not constitute an acquired right;

(2)  The Plan and the Award Recipient's participation in it are offered by the Company on a wholly discretionary basis;

(3)  The Award Recipient's participation in the Plan is voluntary; and

(4)  The Company and its subsidiaries are not responsible for any decrease in the value of any shares of Common Stock acquired at vesting of the RSUs.

**Labor Law Acknowledgement and Policy Statement.** By accepting the RSU Award, the Award Recipient acknowledges that Zimmer Holdings, Inc., with registered offices at 345 East Main Street, Warsaw, Indiana, 46580, United States of America, is solely responsible for the administration of the Plan. The Award Recipient further acknowledges that his or her participation in the Plan, the grant of RSUs and any acquisition of shares of Common Stock under the Plan do not constitute an employment relationship between the Award Recipient and Zimmer Holdings, Inc. because the Award Recipient is participating in the Plan on a wholly commercial basis and his or her sole employer is Representaciones Zimmer Inc., S. de R.L. de C.V. ("Zimmer-Mexico"). Based on the foregoing, the Award Recipient expressly acknowledges that the Plan and the benefits that he or she may derive from participation in the Plan do not establish any rights between the Award Recipient and his or her Employer, Zimmer-Mexico, and do not form part of the employment conditions and/or benefits provided by Zimmer-Mexico, and any modification of the Plan or its termination shall not constitute a change or impairment of the terms and conditions of the Award Recipient's employment. The Award Recipient further understands that his or her participation in the Plan is the result of a unilateral and discretionary decision of Zimmer Holdings, Inc., therefore, Zimmer Holdings, Inc. reserves the absolute right to amend and/or discontinue the Award Recipient's participation in the Plan at any time, without any liability to the Award Recipient.

Finally, the Award Recipient hereby declares that he or she does not reserve to him- or herself any action or right to bring any claim against Zimmer Holdings, Inc. for any compensation or damages regarding any

<center>15</center>

provision of the Plan or the benefits derived under the Plan, and that he or she therefore grants a full and broad release to Zimmer Holdings, Inc., its subsidiaries, affiliates, branches, representation offices, shareholders, officers, agents and legal representatives, with respect to any claim that may arise.

*Spanish Translation*

***Reconocimiento del Contrato.*** *Al aceptar las RSUs, la Persona a Quien se Hace el Otorgamiento reconoce que ha recibido una copia del Plan y del contrato, incluyendo este Apéndice, mismos que ha revisado. La Persona a Quien se Hace el Otorgamiento reconoce, además, que acepta todas las disposiciones del Plan, y del contrato, incluyendo este Apéndice. La Persona a Quien se Hace el Otorgamiento también reconoce que ha leído y aprueba de forma expresa los términos y condiciones establecidos en la sección del contrato intitulada "Naturaleza del Otorgamiento", que claramente dispone lo siguiente:*

*(1)   La participación de la Persona a Quien se Hace el Otorgamiento en el Plan no constituye un derecho adquirido;*

*(2)   El Plan y la participación de la Persona a Quien se Hace el Otorgamiento en el Plan son ofrecidos por la Compañía de forma totalmente discrecional;*

*(3) La participación de la Persona a Quien se Hace el Otorgamiento en el Plan es voluntaria; y*

*(4) La Compañía y sus subsidiarias no son responsables por cualquier disminución en el valor de las Acciones adquiridas al momento de tener derecho conforme a las RSUs.*

***Reconocimiento de Ley Laboral y Declaración de la Política.*** *Al aceptar el Otorgamiento de RSUs, la Persona a Quien se Hace el Otorgamiento reconoce que Zimmer Holdings, Inc., con oficinas registradas en 345 East Main Street, Warsaw, Indiana, 46580, Estados Unidos de América, es únicamente responsable de la administración del Plan. La Persona a Quien se Hace el Otorgamiento además reconoce que su participación en el Plan, la concesión de RSUs y cualquier adquisición de acciones de conformidad con el Plan no constituyen una relación de trabajo entre la Persona a Quien se Hace el Otorgamiento y Zimmer Holdings,, Inc., ya que la Persona a Quien se Hace el Otorgamiento está participando en el Plan sobre una base totalmente comercial y su único patrón es* Representaciones Zimmer Inc., S. de R.L. de C.V. *("Zimmer-México"). Derivado de lo anterior, la Persona a Quien se Hace el Otorgamiento expresamente reconoce que el Plan y los beneficios que pueden derivarle de la participación en el Plan no establecen ningún derecho entre la Persona a Quien se Hace el Otorgamiento y su Patrón, Zimmer-México, y no forman parte de las condiciones de trabajo y/o prestaciones otorgadas por Zimmer-México, y cualquier modificación al Plan o su terminación no constituirá un cambio o perjuicio de los términos y condiciones de trabajo de la Persona a Quien se Hace el Otorgamiento. La Persona a Quien se Hace el Otorgamiento además entiende que su participación en el Plan es resultado de una decisión unilateral y discrecional de Zimmer Holdings. Inc., por lo tanto Zimmer Holdings, Inc. se reserva el derecho absoluto de modificar el Plan y/o discontinuar la participación de la Persona a Quien se Hace el Otorgamiento en el Plan en cualquier momento, sin responsabilidad alguna para con la Persona a Quien se Hace el Otorgamiento.*

*Finalmente, La Persona a Quien se Hace el Otorgamiento declara que no se reserva acción o derecho alguno para presentar una reclamación o demanda en contra de Zimmer Holdings., Inc. por cualquier compensación o daño o perjuicio en relación con cualquier disposición del Plan o los beneficios derivados del Plan y, por lo tanto, otorga un amplio y total finiquito a Zimmer Holdings, Inc., sus subsidiarias, afiliadas, sucursales, oficinas de representación, accionistas, directores, funcionarios, agentes y representantes con respecto a cualquier reclamación o demanda que pudiera surgir.*

## Netherlands

**Insider-Trading Notification.** The Award Recipient should be aware of the Dutch insider-trading rules, which may impact the sale of shares of Common Stock issued to the Award Recipient at settlement of the RSUs. In particular, the Award Recipient may be prohibited from effectuating certain transactions involving Common Stock if he or she has inside information about the Company.

Under Article 5:56 of the Dutch Financial Supervision Act, anyone who has "insider information" related to an issuing company is prohibited from effectuating a transaction in securities in or from the Netherlands. "Inside information" is defined as knowledge of specific information concerning the issuing company to which the securities relate or the trade in securities issued by such company, which has not been made public and which, if published, would reasonably be expected to affect the share price, regardless of the development of the price. The insider could be any employee of a subsidiary in the Netherlands who has inside information as described herein.

Given the broad scope of the definition of inside information, certain employees working at a subsidiary in the Netherlands may have inside information and, thus, would be prohibited from effectuating a transaction in securities in the Netherlands at a time when they have such inside information.

By accepting the RSUs and the underlying shares of Common Stock, the Award Recipient acknowledges having read and understood the notification above and acknowledge that it is the Award Recipient's responsibility to comply with the Dutch insider trading rules, as discussed herein.

If the Award Recipient is uncertain whether the insider-trading rules apply to him or her, he or she should consult his or her personal legal advisor.

## New Zealand

There are no country-specific provisions.

## Portugal

**Language Consent.** The Award Recipient hereby expressly declares that he or she has full knowledge of the English language and has read, understood and fully accepted and agreed with the terms and conditions established in the Plan and the agreement.

Conhecimento da Lingua. Você expressamente declara ter pleno conhecimento do idioma inglês e ter lido, entendido e totalmente aceito e concordou com os termos e condições estabelecidas no plano e no acordo.

## Puerto Rico

There are no country-specific provisions.

## Russia

**Securities Law Information.** These materials do not constitute advertising or an offering of securities in Russia nor do they constitute placement of the shares of Common Stock in Russia. The issuance of Common Stock pursuant to the RSUs described herein has not and will not be registered in Russia and hence, the shares of Common Stock described herein may not be admitted or used for offering, placement or public circulation in Russia.

**Data Privacy Consent.** This section replaces Section 10 of the agreement.

The Award Recipient hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this agreement by and among, as applicable, the Employer, the Company and its subsidiaries for the exclusive purpose of implementing, administering and managing his or her participation in the Plan.

The Award Recipient understands that the Company, any subsidiary and/or the Employer may hold certain personal information about the Award Recipient, including, but not limited to, his or her name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all RSUs or any other entitlement to shares awarded, canceled, vested, unvested or outstanding in the Award Recipient's favor, for the purpose of implementing, administering and managing the Plan ("Data").

The Award Recipient understands that Data may be transferred to BNY Mellon, or such other stock plan service provider as may be selected by the Company in the future, which is assisting in the implementation, administration and management of the Plan, that the recipients of the Data may be located in your country, or elsewhere, and that the recipient's country (*e.g.*, the United States) may have different data privacy laws and protections than the Award Recipient's country. The Award Recipient understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting the U.S. human resources representative. The Award Recipient authorizes the Company, BNY Mellon and other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Award Recipient's participation in the Plan, including any requisite transfer of such Data as may be required to a broker, escrow agent or other third party with whom the shares of Common Stock received upon vesting of the RSUs may be deposited. The Award Recipient understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Plan.

The Award Recipient understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case and without cost, by contacting in writing the U.S. human resources representative. The Award Recipient understands that refusal or withdrawal of consent may affect his or her ability to participate in the Plan. For more information on the consequences of an Award Recipient's refusal to consent or withdrawal of consent, the Award Recipient understands that he or she may contact the U.S. human resources representative.

**U.S. Transaction.** Any shares of Common Stock issued pursuant to the RSUs shall be delivered to the Award Recipient through a brokerage account in the U.S. The Award Recipient may hold shares of Common Stock in his or her brokerage account in the U.S.; however, in no event will shares issued to the Award Recipient and/or share certificates or other instruments be delivered to the Award Recipient in Russia. The Award Recipient is not permitted to make any public advertising or announcements regarding the RSUs or shares of Common Stock in Russia, or promote these shares to other Russian legal entities or individuals, and the Award Recipient is not permitted to sell or otherwise dispose of shares of Common Stock directly to other Russian legal entities or individuals. The Award Recipient is permitted to sell shares of Common Stock only on the New York Stock Exchange and only through a U.S. broker.


**Singapore**


**Securities Law Information.** The grant of RSUs is being made in reliance of section 273(1)(f) of the Securities and Futures Act (Chap. 289) ("SFA") for which it is exempt from the prospectus and registration requirements under the SFA. The Plan has not been lodged or registered as a prospectus with the Monetary Authority of Singapore. The Award Recipient should note that the RSUs are subject to section 257 of the SFA and the Award Recipient will not be able to make (i) any subsequent sale of the shares of Common Stock in Singapore or (ii) any offer of such subsequent sale of the shares of Common Stock subject to the RSUs in Singapore, unless such sale or offer in is made pursuant to the exemptions under Part XIII Division (1) Subdivision (4) (other than section 280) of the SFA (Chapter 289, 2006 Ed.).

**Director Notification Requirement.** If the Award Recipient is a director, associate director or shadow director of a Singapore company, he or she is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Singapore company in writing when the Award Recipient receives an interest (*e.g.*, RSUs, Common Stock) in the Company or any related companies. In addition, the Award Recipient must notify the Singapore company when he or she sells shares of the Company or any related company (including when he or she sells shares of Common Stock acquired pursuant to your RSUs). These notifications must be made within two days of acquiring or disposing of any interest in the Company or any related company. In addition, a notification must be made of the Award Recipient's interests in the Company or any related company within two days of becoming a director.

**Insider Trading Notification.** The Award Recipient should be aware of the Singapore insider trading rules, which may impact the acquisition or disposal of shares or rights to shares of Common Stock under the Plan. Under the Singapore insider trading rules, the Award Recipient is prohibited from selling shares of Common Stock when he or she is in possession of information which is not generally available and which he or she know or should know will have a material effect on the price of Common Stock once such information is generally available.

## South Africa

There are no country-specific provisions.

## Spain

**Labor Law Acknowledgment.** This provision supplements Section 8 of the agreement.

The Award Recipient understands that the Company has unilaterally, gratuitously and discretionally decided to grant RSUs under the Plan to individuals who may be employees of the Company or its subsidiaries throughout the world. The decision is a limited decision that is entered into upon the express assumption and condition that any grant will not economically or otherwise bind the Company or any of its subsidiaries on an ongoing basis. Consequently, the Award Recipient understands that the RSUs are granted on the assumption and condition that the RSUs and the shares of Common Stock issued pursuant to the RSUs shall not become a part of any employment contract (either with the Company or any of its subsidiaries) and shall not be considered a mandatory benefit, salary for any purposes (including severance compensation) or any other right whatsoever. In addition, the Award Recipient understands that this grant would not be made to him or her but for the assumptions and conditions referred to above; thus, the Award Recipient acknowledges and freely accepts that should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of RSUs shall be null and void.

The RSUs are conditional rights to shares and can be forfeited or affected by the Award Recipient's termination of employment. This will be the case, for example, even if (1) the Award Recipient is considered to be unfairly dismissed without good cause; (2) the Award Recipient is dismissed for disciplinary or objective reasons or due to a collective dismissal; (3) the Award Recipient terminates service due to a change of work location, duties or any other employment or contractual condition; (4) the Award Recipient terminates service due to the Company's or any of its subsidiaries' unilateral breach of contract; or (5) the Award Recipient's employment terminates for any other reason whatsoever. Consequently, upon termination of the Award Recipient's employment for any of the above reasons, the Award Recipient may automatically lose any rights to the RSUs granted to him/her that were unvested on the date of the Award Recipient's termination of employment, as described in the Plan.

The Award Recipient acknowledges that he/she has read and specifically accepts the conditions referred to in Section 9(c)(4) of the Plan and Section 4 of the agreement.

**Securities Law Information.** The RSUs and the Common Stock described in the agreement and this Addendum do not qualify under Spanish regulations as securities. No "offer of securities to the public," as defined under Spanish law, has taken place or will take place in the Spanish territory. The agreement (including this Addendum) has not been nor will it be registered with the Comisión Nacional del Mercado de Valores, and does not constitute a public offering prospectus.

## Sweden

There are no country-specific provisions.

## Switzerland

**Securities Law Information.** The RSUs offered are considered a private offering in Switzerland; therefore, they are not subject to registration in Switzerland.

## Taiwan

There are no country-specific provisions.

## Thailand

There are no country-specific provisions.

## Turkey

There are no country-specific provisions.

## United Kingdom

**Responsibility for Taxes.** This provision supplements Section 7 of the agreement:

The Award Recipient agrees that, if he or she does not pay or the Employer or the Company does not withhold from the Award Recipient the full amount of Tax-Related Items that he or she owes at vesting and settlement of the RSUs, or the release or assignment of the RSU for consideration, or the receipt of any other benefit in connection with the RSUs (the "Taxable Event") within 90 days after the Taxable Event, or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003, then the amount of income tax that should have been withheld shall constitute a loan owed by the Award Recipient to the Employer, effective 90 days after the Taxable Event. The Award Recipient agrees that the loan will bear interest at Her Majesty's Revenue & Customs' ("HMRC") official rate and will be immediately due and repayable by the Award Recipient, and the Company and/or the Employer may recover it at any time thereafter by withholding the funds from salary, bonus or any other funds due to the Award Recipient by the Employer, by withholding in shares of Common Stock issued upon vesting of his or her RSUs or from the cash proceeds from the sale of shares of Common Stock or by demanding cash or a cheque from him or her. The Award Recipient also authorizes the Company to delay the issuance of any shares of Common Stock unless and until the loan is repaid in full.

Notwithstanding the foregoing, if the Award Recipient is an officer or executive director (as within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the terms of the immediately foregoing provision will not apply. In the event that the Award Recipient is an officer or executive director and income tax that is due is not collected from or paid by him or her within 90 days of the Taxable Event, the amount of any uncollected income tax may constitute a benefit to the Award Recipient on which additional income tax and national insurance contributions may be payable. The

Award Recipient will be responsible for reporting and paying any income tax and national insurance contributions due on this additional benefit directly to the HMRC under the self-assessment regime. The Award Recipient acknowledges that the Company or the Employer may recover any such additional income tax and national insurance contributions at any time thereafter by any of the means referred to in Section 7 of the agreement.